2021 Second Quarter Results Exhibit 3

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. ("CHP") based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve, as of the date such statements are made, risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; general political, economic, health and business conditions in the markets in which CHP operates; competition in the markets in which we offer our products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

Second Quarter 2021 Update In 2Q21, we saw construction activity benefit from an easing of quarantine restrictions on the construction industry and drier weather conditions. Despite a tightening of lockdown measures in 2Q21, the construction industry was allowed to operate with minimal restrictions, even under the strictest quarantine level. Year-over-year comparison reflects a low base effect due to stringent lockdown measures in 2Q20. Sequentially, despite a surge in COVID-19 cases, 2Q21 saw more favorable weather conditions which allowed construction activity to increase during the summer months of April and May. Solid Cement Plant achieved its all-time record for cement production in a single month in 2Q21. Solid and APO are the only Philippine-based laboratories certified for ISO/IEC 17205:2017 Laboratory Management System by the National Association of Testing Authorities (NATA) of Australia.

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Second Quarter 2021 Initiatives CHP’s digitalization efforts recognized recently during the first CEMEX Global Awards. Our Distribution and Institutional commercial teams won first place for “CEMEX Go Top Orders Adoption” in 2020 for the Larger and Smaller Markets categories, respectively. Our Electronic Authority to Withdraw, or eATW, was awarded “Best Initiative Implemented”. The eATW is a digital solution for our customer’s pick-up experience. It automates the process, giving our customers the ability to order and monitor cement pick-ups anytime, anywhere, and from any device. We continue to reach more than 90% adoption among our customers for our CEMEX Go platform, and have achieved more than 90% adoption for our eATW solution. Distribution expenses reflect a sustained level of majority pick-up transactions in all our sites. Maximizing use of secondary and alternative fuels, to reduce dependence on coal.

Sustainability and Climate Action Developing “greener” cement products that will soon be available to the market. Reducing clinker factor with admixtures, alternative raw materials, and by-products of other industries. Contributing to the circular economy through the co-processing of plastics and inorganic waste, via partnerships with private companies and local government units. At CHP, we have been recycling 25 times more waste than we have generated in our operations1. 4.5-megawatt waste-heat-to-energy facility in the pipeline for our APO Cement Plant. This is similar to the 6-megawatt waste-heat facility we have in our Solid Cement Plant. 1 In 2019 and 2020

Second Half 2021 Outlook National weather bureau, PAGASA, announced the start of the rainy season in June. Highly competitive markets should continue with the presence of imported cement in all regions of the country. The threat of COVID-19 remains, with the resurgence of outbreaks around the country, the emergence of more contagious variants, and vaccination efforts in-progress. The government’s public infrastructure spending program is expected to be a key driver of economic activity for the rest of the year. Inflationary pressures to costs persist. Coal prices have reached their highest levels in more than a decade, while supply chain bottlenecks and a weaker foreign exchange rate present additional headwinds.

Domestic cement volumes increased by 45% year-over-year during the second quarter, supported by an easing of quarantine restrictions on our industry and reflecting a low base effect. Sequentially, our domestic cement volumes increased by 7%, as favorable weather conditions aided construction activity during the second quarter. On a year-to-date basis, our domestic cement volumes increased by 16% year-over-year. Our domestic cement prices increased by 2% sequentially, due to price adjustments implemented in 2Q21. Year-over-year, change in our domestic cement prices mainly driven by higher proportion of pick-up sales. Net of freight charges, our domestic cement prices decreased by 1% year-over-year during 2Q21 and 6M21, mainly due to competitive market dynamics and the impact of COVID-19 on business activity. Domestic Cement Volumes and Prices 1 Millions of Philippine Pesos

Net Sales As a result of higher volume, net sales increased, year over year, by 43% during the second quarter and by 13% during the first six months of 2021. Net Sales1 1 Millions of Philippine Pesos +43% +13%

Private Sector Construction sector employment remained above 4 million persons in April and May of 2021, despite tightening of quarantine measures, as restrictions on the construction industry were eased. Activity in the residential sector was higher year-over-year as a positive trend in approved residential building permits supported the sector during the quarter. Demand may still be challenged by the impact of inflation on short-term purchase behavior. In addition, despite positive remittance inflows, OFW households are likely to apportion more remittance proceeds for basic and health necessities. Activity improved in the non-residential sector from its level in the same period last year as mobility restrictions eased despite stricter quarantine levels during the second quarter. This year, property developers have programmed higher CAPEX, and activity in the sector may improve as more projects start. The CREATE law’s application could provide support to private activity by incentivizing firms to expand development plans. Sources: Bangko Sentral ng Pilipinas, Colliers, Cushman and Wakefield, Jones Lang Lasalle, Philippine Statistics Authority Employment in Construction (K Persons)

Public Sector Infrastructure disbursements from April to June grew by 63% year-over-year to Php 232 billion. Spending during this period also surpassed the level in the comparable months two years ago. The growth reflects the government’s efforts to speed up execution in order to catch up on project delays. While the risk of COVID-19 remains, construction has been deemed an essential activity and a key contributor to economic recovery. Disbursements on Infrastructure and Capital Outlays (in PHP billion) Refers to year-over-year growth % Source: Department of Budget and Management

Cost of Sales Cost of sales was 59% of sales during the first six months of 2021, compared with 61% in the same period of 2020. Total fuel cost was 1% higher year-over-year for the first half of 2021. Using more cost-efficient fuel mix to lower dependence on coal, the market price of which has been at its highest level in more than a decade. Total power cost increased by 32% year-over-year for the first half of 2021 with higher electricity rates, and a rebate from the wholesale electricity spot market received in the prior year. APO Cement Plant major kiln shutdown scheduled for the third quarter of 2021. Cost of Sales (% of net sales) Fuel and Power (% of cost of sales) Note: In Millions of Philippine Pesos

Operating Expenses Distribution expenses was 15% of sales during the first half of 2021, a decrease of 3 pp year-over-year. This was mainly driven by lower delivered volumes and initiatives to increase efficiency. Selling and administrative expenses was 13% of sales during the first half of 2021, lower by 1 pp year-over-year. Distribution (% of net sales) Selling and Administrative (% of net sales)

Operating EBITDA and Operating EBITDA Margin Operating EBITDA for the first six months of 2021 increased by 26% year-over-year mainly due to higher volume. Operating EBITDA margin was at 21% for the first half of 2021. 1 Millions of Philippine Pesos Refers to operating EBITDA margin % Operating EBITDA Variation1 19% 23% 19% 21%

Net Income Net income was at PHP 804 million for the first six months of 2021 mainly due to higher operating earnings. Financial expenses were lower by 78% year-over-year during the first half, reflecting lower debt levels and declining interest rates. Foreign exchange losses were a result of the declining Philippine Peso to U.S. Dollar exchange rate. Year-to-date income taxes include a one-time expense from the revaluation of deferred tax assets pursuant to income tax rate reductions related to the CREATE Act2. 1 Millions of Philippine Pesos 2 The Corporate Recovery and Tax Incentives for Enterprises or the CREATE Act, which was approved into law on March 26, 2021 Net Income1

Free Cash Flow & Guidance

Free cash flow after maintenance CAPEX for the first six months of 2021 was around PHP 2.4 billion. Working capital improvement was mainly due to higher payables. Free Cash Flow

Works on the different superstructures of the new line and installation of various equipment remained ongoing throughout the second quarter, following strict health and safety protocols during the current COVID-19 pandemic. Expected completion of construction now in June 2022, due to general delays. If the same conditions that caused the delays persist during the next months, completion of the project could be further delayed beyond June 2022. Estimated total project cost of US$235 million Est. total interest capitalization of US$24 million Solid Cement Plant New Line Lifting of new rotary kiln into position at Solid Cement Plant (Jan. 2021)

2021 Guidance Cement Volumes 12-14% Capital expenditures PHP 3,440 million PHP 1,360 million PHP 4,800 million Solid Cement Plant Expansion CAPEX Maintenance and Other CAPEX Total CAPEX

Q&A Session 2021 Second Quarter Results

2021 Second Quarter Appendix

Debt Maturity Profile Total Debt: PHP  11,491 Avg. life of debt1: 4.8 years Net Debt to EBITDA2: 1.2x All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 2 Last 12 months Consolidated EBITDA 382 3,786 4,845

Additional Debt Information Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS) 3 Based on BDO Loan Facility financial covenants which we are required to comply commencing on June 30, 2021

Definitions 6M21 / 6M20 Results for the first six months of the years 2021 and 2020, respectively PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in the Free cash flow statements Only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense. Net Debt Total debt (debt plus leases) minus cash and cash equivalents.

Contact Information Stock Information PSE: CHP Investor Relations In the Philippines +632 8849 3600 chp.ir@cemex.com